                                                                EXHIBIT 99(a)(1)

EXCHANGE OFFER


                         TRANSNATIONAL INDUSTRIES, INC.

                               Offer to Exchange
                                 125 shares of
                  the Common Stock, par value $0.20 per share,
                       of Transnational Industries, Inc.
                                      for
                           each outstanding share of
                     Series B Convertible Preferred Stock,
                           par value $0.01 per share,
                       of Transnational Industries, Inc.

     The Exchange Offer: Transnational Industries, Inc. (the "Company") hereby offers (the "Exchange Offer"), subject to the terms and conditions set forth herein and in the Letter of Transmittal (which accompanies this Exchange Offer), to exchange (the "Exchange") 125 authorized but unissued shares of its Common Stock, par value $0.20 per share ("Common Stock"), for each outstanding share of the Company's Series B Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"). If less than all 1,744 outstanding shares of Preferred Stock are so tendered and not withdrawn as of the Expiration Time (as hereinafter defined), the Company will accept all such Preferred Stock so tendered and not withdrawn as of the Expiration Time for Exchange. See "The Exchange Offer --- Terms of the Exchange Offer."

     THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., EASTERN DAYLIGHT SAVING TIME, ON FRIDAY, NOVEMBER 28, 1997, UNLESS EXTENDED (THE LATEST TIME AND DATE AT WHICH THE EXCHANGE OFFER, AS SO EXTENDED BY THE COMPANY, SHALL EXPIRE IS REFERRED TO HEREIN AS THE "EXPIRATION TIME"). SUBJECT TO THE TERMS OF THIS EXCHANGE OFFER, PREFERRED STOCK TENDERED MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION TIME.

     Conditions of the Offer: The Exchange Offer is subject to certain customary conditions, although the Exchange Offer is not subject to the acceptance thereof by the holders of any minimum number of shares of Preferred Stock. See "The Exchange -- Conditions of the Exchange Offer."

     Payment for Tendered Preferred Stock: Subject to the conditions specified herein, all shares of Preferred Stock that are validly tendered on or prior to the Expiration Time will be accepted for Exchange as promptly as practicable after the Expiration Time. The Company will arrange for the Common Stock to be delivered to the Holder (as hereinafter defined) of the Preferred Stock upon the Exchange therefor to be mailed to said Holder at his address of record (unless otherwise instructed in the Letter of Transmittal) as promptly as practicable following the acceptance of such Preferred Stock for exchange. See "The Exchange Offer -- Acceptance for Exchange and Delivery of Common Stock."


     Holder: Only a Holder of Preferred Stock may tender such Preferred Stock in the Exchange Offer. The term "Holder" with respect to the Exchange Offer means any person in whose name

Preferred Stock is registered on the books of the Company or any person who has obtained a properly completed stock power from the registered Holder. See "The Exchange Offer -- Procedure for Tendering Securities."

     The Company reserves the right to, among other things, waive any and all conditions to the Exchange Offer, extend the Exchange Offer, decrease the number of shares of Preferred Stock being tendered for, increase or decrease the number of shares of Common Stock being offered in exchange for each share of Preferred Stock and otherwise amend the Exchange Offer in any respect. Any such waiver, extension, increase, decrease or amendment shall be made by written notice to all Holders and shall be equally applicable to all Holders. See "The Exchange Offer --Expiration Time; Amendments; Waivers; Delays."

     No person has been authorized to give any information or to make any representation on behalf of the Company in connection with the Exchange Offer which is not contained in this Exchange Offer (including the materials annexed hereto) or in the related Letter of Transmittal and, if given or made, such information or representation should not be relied upon as having been authorized by the Company or any other person. Neither the delivery of this Exchange Offer nor any exchange of Common Stock for Preferred Stock hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date or dates as of which information is given herein.

                        _______________________________


September 26, 1997

                               TABLE OF CONTENTS


THE COMPANY...................................................................   4

PRO FORMA FINANCIAL INFORMATION AND CAPITALIZATION............................   4

ADDITIONAL INFORMATION........................................................   4

PURPOSE AND BACKGROUND OF THE EXCHANGE OFFER..................................   5
     Purpose of the Exchange Offer............................................   5
     Historical Background of the Exchange Offer..............................   5
     Deliberations of the Board of Directors; Fairness of the Exchange Ratio..   5
     Perceived Benefits of the Exchange Offer.................................   7

IMPACT OF EXCHANGE OFFER ON HOLDERS OF PREFERRED STOCK........................   8

TERMS OF THE PREFERRED STOCK..................................................   9

POSITION OF THE COMPANY WITH RESPECT TO THE EXCHANGE OFFER....................  10

POTENTIAL CONFLICTS OF INTEREST...............................................  10

MARKET AND TRADING INFORMATION................................................  10

THE EXCHANGE OFFER............................................................  11
     Terms of the Exchange Offer..............................................  11
     Conditions of the Exchange Offer.........................................  11
     Expiration Time; Amendments; Waivers; Delays.............................  13
     Acceptance for Exchange and Delivery of Common Stock.....................  14
     Procedure for Tendering Securities.......................................  14
     Withdrawal Rights                                                          16

CERTAIN SECURITIES LAW CONSIDERATIONS.........................................  17

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS.....................................  18
     In General                                                                 19
     Basis and Holding Period for Common Stock................................  19
     Example                                                                    20
     Treatment of the Company.................................................  20

NO AGENTS.....................................................................  20

MISCELLANEOUS.................................................................  21

                                  THE COMPANY

          The Company is a holding company. The Company specializes through its Spitz, Inc. ("Spitz") subsidiary in the design and manufacture of computer-controlled astronomical simulation equipment and domed projection screens.

          The Company's principal executive offices are located at P.O. Box 198, U.S. Route 1, Chadds Ford, Pennsylvania 19317, and its telephone number is (610) 459-5200. The Company is incorporated under the laws of the State of Delaware.

               PRO FORMA FINANCIAL INFORMATION AND CAPITALIZATION

          Pro forma consolidated statements of income, earnings per share and ratio of earnings to fixed charges of the Company for the six months ended July 31, 1997 and for the year ended January 31, 1997, adjusted for the exchange of 218,000 shares of the Company's authorized but unissued Common Stock for all 1,744 issued and outstanding shares of Preferred Stock pursuant to this Exchange Offer, can be found in Item 7 of the Company's Schedule 13E-4 (the "Schedule 13E-4") relating to this Exchange Offer filed with the Securities and Exchange (the "Commission"), a copy of which is being delivered to the holders of Preferred Stock together with this Exchange Offer. See "Schedule 13E-4 -- Item 7-- Financial Information."

          The Company's unaudited financial statements as at July 31, 1997, and for the periods ended July 31, 1996 and 1997, and the Company's audited financial statements as at January 31, 1997 and 1996, and for the periods ended January 31, 1996 and 1997, have been filed with the Commission as part of the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended July 31, 1997 and the Company's Annual Report on Form 10-KSB for the fiscal year ended January 31, 1997 (collectively the "Periodic Reports"). The Periodic Reports also include Management's Discussion and Analysis of Financial Condition and Results of Operations, which discusses the aforesaid historical information. See "Additional Information."

                             ADDITIONAL INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information (including without limitation the Periodic Reports) with the Commission. Reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices in New York (Seven World Trade Center, New York, New York 10048) and Chicago (50 West Madison Street, Suite 1400, Chicago, Illinois 60661), and copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

                 PURPOSE AND BACKGROUND OF THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

          The Exchange Offer has two principal purposes. First, to offer the Holders of the Preferred Stock the ability to obtain some liquidity on their investment in the Company by obtaining publicly-traded Common Stock (subject to certain restrictions on resale set forth below (see "Certain Federal Securities Law Considerations") in exchange for their Preferred Stock; and second, to benefit the holders of the Common Stock by simplifying the Company's capital structure, taking a step towards retiring the Preferred Stock as a class so that dividends on the Common Stock can eventually be paid, and increasing the number of shares of Common Stock that are publicly traded, thereby increasing the "public float" and the liquidity of the Common Stock in the market.

HISTORICAL BACKGROUND OF THE EXCHANGE OFFER

          In late 1989, the Company negotiated a deal with a small number of accredited investors (both affiliates of the Company and associates of such affiliates) and key employees of each of the Company's then three principal subsidiaries for the purchase and sale of $536,000 of convertible subordinated debentures (the "Debentures"). In 1990, pursuant to the terms thereof, the Debentures were automatically converted into Preferred Stock following a stockholders' meeting at which the Company's stockholders approved the issuance of preferred stock in one or more series.

          A portion of the Preferred Stock was redeemed by the Company and retired in 1994 as part of the Company's 1994 recapitalization in which, inter. alia, a large portion of bank debt was forgiven, the remainder of the Company's bank debt was restructured, the Company consummated a $300,000 private placement of its Common Stock and the Company (indirectly) redeemed the debt and equity positions in the Company of one material stockholder (including such stockholder's Preferred Stock). To the Company's knowledge, except for the aforesaid redemption, no Preferred Stock has ever been sold, assigned or otherwise conveyed (excepting only the transfer from Alan Drew, a former director of the Company, to his estate upon his death). No dividends have been declared and/or paid on the Preferred Stock for over five years.


DELIBERATIONS OF THE BOARD OF DIRECTORS; FAIRNESS OF THE EXCHANGE RATIO

          At a Board of Directors meeting held on July 8, 1997, the Company's Board of Directors (the "Board of Directors") determined, by a vote of 5-0 (the sixth member of the Board of Directors, Michaels S. Gostomski, was absent), to offer the Holders the right to convert their Preferred Stock into Common Stock, subject to a future determination as to the number of shares of Common Stock that should be offered in exchange for each outstanding share of Preferred Stock. The Board of Directors made this determination after discussing the legal and tax consequences of offering Common Stock in exchange for Preferred Stock, the Company's obligations to treat the Holders, who had held their Preferred Stock for a prolonged period of time without receiving any return thereon or having any liquidity with respect thereto, fairly, and the possible benefits to the holders of the Company's Common Stock to be achieved by the successful consummation of the Exchange Offer if the exchange rate was fair. The Board of Directors discussed at this meeting setting an exchange ratio of 125 shares of Common Stock for each share of Preferred Stock being tendered, which exchange ratio had previously been discussed informally among certain directors, but deferred on a decision as to the exchange ratio at this time. Each of the directors, other than Mason Carter, disclosed his conflict of interest based upon his holdings (or the holdings of any actual or potential affiliates) of the Preferred Stock. See "Potential Conflicts of Interest."

          At a subsequent meeting of the Board of Directors held on July 23, 1997, the Board of Directors, again by a vote of 5-0 (with Mr. Gostomski again absent), voted to set the rate of exchange at 125 shares of Common Stock for each share of Preferred Stock being exchanged. In making that determination, the Board of Directors considered, among other things, the following factors:
(i) that each share of Preferred Stock had a liquidation value of $250 per share, plus accumulated and unpaid dividends; (ii) that, as of August 1, 1997, each share of Preferred Stock would have accumulated dividends of $185.625, thus making the actual liquidation value $435.625 per share of Preferred Stock; (iii) that, unless redeemed (or voluntarily converted by the Holder thereof), each share of Preferred Stock would continue to accumulate dividends, quarterly, at a rate of $27.50 per annum, until so redeemed (or so voluntarily converted); (iv) that the Common Stock had, to the Directors' knowledge, most recently traded in the range of $4.50 per share; (v) that the aforesaid trading price for the Common Stock was significantly higher than the range in which the Common Stock had been bid and asked during the Company's 1997 fiscal year, which range had never exceeded $2.00 for a significant amount of time, as well as the trading price of approximately $3.00 in effect at the time individual directors commenced informal discussions of the rate of exchange; and (vi) that the market for the Company's Common Stock is extremely thin, and from time to time one or more months go by without trades. Based on the foregoing factors, the Board of Directors was aware that, if the Common Stock were to be valued at $4.50 per share, the offer to the Holders of 125 shares of Common Stock, thus valued at $562.50, for each share of Preferred Stock being exchanged would exceed the liquidation value of the Preferred Stock (and there was no reason to believe that the Preferred Stock had a value in excess of its liquidation value). However, due to (i) the Board's belief that the longer term trading range of the Common Stock represented a better measure of the Common Stock's "fair" value than the most recent trading price, (ii) the fact that the Board had initially discussed the 125 to 1 exchange ratio at a time when the product of 125 and the most recent trading price of the Common Stock was less than the liquidation value of one share of Preferred Stock, and (iii) the Board's belief that, even if the Company was arguably overpaying for the Preferred Stock, it was in the best interests of the Company and the holders of Common Stock to eliminate the Preferred Stock as a class (see "--Perceived Benefits of the Exchange Offer"), the Board approved the 125:1 exchange ratio. For the same reason (the lack of a trading market of sufficient volume to use the last trade price as determinative of "fair" value), the Board of Directors determined not to adjust the exchange ratio in the future if the trading price of the Common Stock fluctuated. However, notwithstanding the Board of Director's determination that the exchange ratio was fair to the Company, the Board of Directors is not recommending to the Holders that the Exchange Offer is fair to them or that they tender their Preferred Stock for Exchange. See "Position of the Company with Respect to the Exchange Offer."


PERCEIVED BENEFITS OF THE EXCHANGE OFFER

          In determining to proceed with the Exchange Offer, the Board of Directors did not determine whether the Exchange Offer was fair to the Holders. Rather, the Board of Directors decided to give the Holders the opportunity to exchange their Preferred Stock for the more liquid Common Stock, believing that each Holder would take whatever actions he determined to be in his own best interests. The Company does not believe that the Exchange Offer is in any way coercive, as each Holder electing not to participate will retain all rights with respect to his Preferred Stock as if the Exchange Offer was never made.

          While there can be no guarantees that any of the following perceived benefits will in fact be achieved, or that the public securities market will perceive them as benefits, or that the successful consummation of the Exchange Offer will not reduce the value of the Common Stock by virtue of reducing the percentage of the Company's common equity represented by one share of Common Stock, the Board of Directors does believe that the Exchange Offer, if successfully consummated, will benefit the Company and the holders of the Common Stock for three principal reasons. First, the Company believes that the elimination of the Preferred Stock as a class (either upon the full subscription to the Exchange Offer or upon a subsequent redemption of the Preferred Stock by the Company made possible by the partial subscription to the Exchange Offer) would benefit the Company by simplifying the Company's capital structure. This implication could make it easier for analysts to follow the Company by, for example, eliminating the need to have to attribute some portion of earnings to the accumulation of dividends on the Preferred Stock before being able to determine earnings per share for the Common Stock. The Company hopes that this simplification would also make it easier for securities dealers to make a market in the Common Stock.

          Second, if the Exchange Offer is fully subscribed to, the Company would issue an additional 218,000 shares of Common Stock. As only 324,220 shares of Common Stock are currently outstanding, the Company expects that the issuance of Common Stock upon the successful consummation of the Exchange Offer would substantially increase the number of shares of Common Stock in the market, and thus the liquidity of the Company's Common Stock. This would benefit the Company by decreasing the fluctuations that presently occur in bid and asked quotations caused by individual transactions.

          Third, and most importantly, the Certificate of Designations prohibits the Company from paying any dividends upon its Common Stock while even one share of Preferred Stock remains outstanding. Until recently, this restriction was not relevant to the holders of the Common Stock because the Company's loan agreements with its primary lender prohibited any dividends from being paid while the loans were outstanding. Recently, however, the Company paid off its loan facility with the proceeds of a new term and revolving loan from a new lender. The loan agreements with the new lender only prohibit dividends to the extent that the payment thereof would cause the Company to fall below specified levels of stockholders equity. At the present time, the Company can pay dividends so long as, after such payments, the Company maintains stockholders' equity of at least $2,500,000. The minimum required amount of stockholders' equity under this agreement increases on January 31 of each year hereafter. As of July 31, 1997, the Company reported approximately $2,787,000 of stockholders' equity. If the Exchange Offer is fully successful, and all outstanding Preferred Stock is exchanged for Common Stock (or if the Exchange Offer is largely successful and thereafter the Company should elect to redeem the remaining Preferred Stock), the

Company could then, subject to the limitations of its cash position and loan documents in effect at such time, and the desire of management and the Board to reinvest earnings in the Company's operations, commence the payment of dividends on the Common Stock.

             IMPACT OF EXCHANGE OFFER ON HOLDERS OF PREFERRED STOCK

          Holders of Preferred Stock who exchange all of their Preferred Stock for Common Stock pursuant to the Exchange Offer will, subsequent to the consummation thereof, thereafter posses the rights and privileges appurtenant to the holders of Common Stock pursuant to the Company's Certificate of Incorporation, as amended, and By-Laws, as amended, as well as the Delaware General Corporation Law (the "DGCL").

          Holders of Preferred Stock who retain some or all of their Preferred Stock subsequent to the consummation of the Exchange Offer will retain their rights as holders thereof pursuant to the Certificate of Designation, (as hereinafter defined) the Company's Certificate of Incorporation, as amended, and By-Laws, as amended, and the DGCL, unless and until their retained Preferred Stock is either (i) voluntarily redeemed by the Company for a redemption price of $250 per share plus all accrued and unpaid dividends thereon (which, as of August 1, 1997, amounted to an additional $185.625 per share), or (ii) the Holder, at its sole option, elects to convert the Preferred Stock into Common Stock at the rate of approximately 5.88 shares of Common Stock for each share of Preferred Stock being converted. Given both (i) that the Company is currently offering each Holder the right to receive 125 shares of Common Stock, rather than approximately 5.88 shares of Common Stock, in exchange for each share of Preferred Stock, and (ii) the fact that the conversion rate of 5.88:1 represents a conversion price of $42.50 per share after the foregoing of accrued and unpaid dividends (and the last reported average of the bid quotation for the Common Stock as of September 22, 1997 was $6.13 per share), there is no reason to think that any Preferred Stock will be converted into Common Stock other than in the Exchange Offer in the foreseeable future. See "Terms of the Preferred Stock." While the Company has no present plans to redeem any Preferred Stock not tendered for exchange pursuant to this Exchange Offer, and, depending upon the amount of Preferred Stock that remains outstanding following the consummation of the Exchange Offer, may in fact be prohibited by its loan agreements from doing the same, it might, at some undetermined future time, elect to voluntarily redeem such remaining Preferred Stock in order to remove the Preferred Stock from the Company's balance sheet and to allow the Company (subject to its ability to do so and contractual restrictions then in place) to commence the payment of dividends on its Common Stock. See "Purpose and Background of the Exchange Offer Perceived Benefits of the Exchange Offer."

                         TERMS OF THE PREFERRED STOCK

          The following is a summary of the principal terms and conditions of the Company's Series B Convertible Preferred Stock, as provided in the Company's Certificate of Designations, Rights and Preferences of Series B Convertible Preferred Stock (the "Certificate of Designation"), which Certificate of Designation constitutes part of the Company's Certificate of Incorporation, as amended. In addition, holders of Preferred Stock have certain rights pursuant to the DGCL.

Amount Outstanding        1,744 Shares

Par Value                 $0.01 per share

Dividends                 Cumulative dividends of $27.50 per share, per
                          annum, accruing on February 1, May 1,
                          August 1 and November 1 of each year and
                          payable when and as declared by the
                          Company's Board of Directors.
Restriction on            No dividends may be paid on Common Stock
Common Dividends          while any Preferred Stock remains
                          outstanding.

Liquidation Preference    $250 per share, plus accrued and unpaid
                          dividends, prior to any payment in respect of
                          Common Stock.
Mandatory Redemption      There is no mandatory redemption date, nor
                          do holders of Preferred Stock have any rights
                          to force a redemption.
Voluntary Redemption      The Company may redeem the Preferred
                          Stock at any time upon the payment of $250
                          per share of Preferred Stock , plus all accrued
                          and unpaid dividends thereon.
Voting Rights             None, except as provided by the DGCL.
Conversion Rights         Holders may convert each share of Preferred
                          Stock at any time into approximately 5.88
                          shares of Common Stock (a price of $42.50 per share without giving effect to accumulated dividends).


          As of August 1, 1997, each share of Preferred Stock had accumulated $185.625 of unpaid dividends. No dividends have been declared or paid on the Preferred Stock for over five years.


          POSITION OF THE COMPANY WITH RESPECT TO THE EXCHANGE OFFER

          Neither the Company nor its Board of Directors is making any recommendation to any Holder of Preferred Stock as to whether the Exchange Offer is fair to the Holders or whether any Holder should tender Preferred Stock pursuant to the Exchange Offer. Rather, the Company is merely attempting to provide the holders of Preferred Stock with the ability the increase the liquidity of their investment in a manner that is not detrimental to the holders of the Company's Common Stock. Members of the Board of Directors have a potential conflict of interest with respect to the Exchange Offer. See "Potential Conflicts of Interests." The Company has not polled its officers and directors, and their affiliates, as to whether they intend to participate in the Exchange, nor have any such parties informed the Company whether they do in fact intend to so participate.

          Each Holder of Preferred Stock must make his own decision as to whether to tender his Preferred Stock for exchange, and, if so, the amount of Preferred Stock to tender. Holders of Preferred Stock are urged to review carefully all of the information contained or referred to in this Exchange Offer, the related Letter of Transmittal and the Schedule 13E-4. Without limiting the foregoing, see "Certain Federal Securities Law Considerations" and "Certain Federal Income Tax Considerations."

                        POTENTIAL CONFLICTS OF INTEREST

          All but one of the Company's directors, and all of the Company's principal executive officers, have an interest in the contemplated Exchange Offer by virtue of (i) their ownership, direct and/or indirect, of Preferred Stock subject to the Exchange Offer, and/or (ii) their ownership, direct and/or indirect, of Common Stock, which Common Stock would have its percentage ownership of the Company's common equity diluted by virtue of the successful consummation of the Exchange (but would at the same time presumably be benefited by virtue of a reduction of the outstanding amount of Preferred Stock having priority to it, an increase in the amount of outstanding Common Stock (and thereby the public "float" of the Common Stock) and the ability to pay dividends on the Common Stock (subject to applicable law and the Company's agreements with its lender in effect from time to time) once the Preferred Stock has been completely redeemed). None of the Company's officers or directors, however, has any interests in the proposed Exchange Offer beyond the interest shared by other holders of the Common Stock and/or the Preferred Stock, as the case may be. For further information on the exact holdings of both Common Stock and Preferred Stock of such directors and officers (and their affiliates), see Item 11 of the Company's Form 10-KSB for the fiscal year ended January 31, 1997 (copies of which will be provided to any Holder upon his request).

                         MARKET AND TRADING INFORMATION

          The principal market on which the Company's Common Stock is traded is the Over the Counter market. Various market dealers make the market of the Company's Common Stock and trades are made through the OTC Bulletin Board or what is commonly known as the "pink sheets." The table below presents the high and low bid over-the-counter market quotations by quarter for fiscal 1997 and the first two quarters of fiscal 1998. The quotations, obtained from OTC Bulletin Board statistics, reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not necessarily represent actual transactions.

                   Fiscal 1997     Fiscal 1998
                  --------------  --------------
                   High    Low     High    Low
                  -----  -------  -----  -------

First Quarter      2.00    $2.00   2.13    $1.50
Second Quarter     2.00     2.00   4.00     2.13
Third Quarter      2.00     1.50     -        -
                                   ----    -----
Fourth Quarter     1.63     1.25     -        -
                                   ----    -----

                             --------------------

                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth herein and in the Letter of Transmittal, the Company hereby offers to purchase up to 1,744 shares of Preferred Stock validly tendered and not withdrawn as of the Expiration Time in exchange for 125 shares of Common Stock for each share of Preferred Stock. The Company is not offering to pay any amount, or issue any additional shares of Common Stock, in respect of accumulated but unpaid dividends on the Preferred Stock which is tendered and exchanged pursuant to the Exchange Offer. Upon the terms and subject to the conditions of the Exchange Offer, if less than all 1,744 shares of outstanding Preferred Stock are so tendered and not withdrawn as of the Expiration Time, the Company will accept all such shares for exchange, without regard to how many shares of Preferred Stock are so tendered and not withdrawn on or prior to the Expiration Time. Holders may tender only whole shares of Preferred Stock, and fractional shares will not be accepted for Tender.

     The Company expressly reserves the right, at any time or from time to time, to extend the period during which the Exchange Offer is open by giving written notice of such extension to the Holders. The Company expressly reserves the right to amend or terminate the Exchange Offer and not to accept for exchange any Preferred Stock upon the occurrence of any of the conditions specified below. See " -- Conditions of the Exchange Offer."

CONDITIONS OF THE EXCHANGE OFFER

   The Company's obligation to consummate the Exchange Offer is subject to the condition that the Company, at its option, may cancel, modify or terminate the Exchange Offer or delay or refrain from accepting the Preferred Stock for exchange if:

          (a) there shall be threatened, instituted, or pending any action, proceeding, application, claim or counterclaim before any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, which in the sole judgment of the Company (i) makes or seeks to make the acceptance for exchange of, or exchange for, some or all of the Preferred Stock pursuant to the Exchange Offer illegal; (ii) could result in a delay in the ability of the Company to accept for payment or pay for some or all of the Preferred Stock; (iii) imposes or seeks to impose limitations on the ability of the Company to acquire the Preferred Stock or issue Common Stock in exchange therefor; or (iv) may otherwise have a material adverse effect on the contemplated benefits of the Exchange Offer;

          (b) any change (or any condition, event or development involving a prospective change) shall have occurred or be threatened in the general economic, financial, currency exchange or market conditions in the United States or abroad that, in the sole judgment of the Company, has or may have a material adverse effect upon the market prices of the Preferred Stock or the Common Stock or upon trading in the Preferred Stock or the Common Stock or upon the value of the

     Preferred Stock or the Common Stock to the Company;

          (c) a general deterioration in the prices of equity or preferred equity securities in the United States from levels prevailing at the date hereof shall have occurred which, in the sole judgment of the Company, may have a material adverse effect on the contemplated benefits to the Company of, or otherwise may make it inadvisable to proceed with, the Exchange Offer;

          (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities listed on the New York Stock Exchange or the American Stock Exchange, (ii) a commencement or escalation of war, armed hostilities or other international or national emergency directly or indirectly involving the United States, (iii) a material change in United States or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, or (iv) in the case of any of the foregoing existing at the date hereof, a material acceleration or worsening thereof;

          (e) there shall have occurred any change or development, including a prospective change or development, in or affecting the business or financial affairs of the Company which, in the sole judgment of the Board of Directors of the Company, would or might prohibit, restrict or delay consummation of the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company or might be material to Holders of Preferred Stock in deciding whether to tender their Preferred Stock;

          (f) there exists, in the sole judgment of the Board of Directors of the Company, any other actual or threatened legal impediment (including a default under an agreement, indenture or other instrument or obligation to which the Company is a party or by which it is bound) to the acceptance for exchange of the affected Preferred Stock; or

          (g) a preliminary or permanent injunction or other order by any federal or state court or any governmental agency shall have been issued and remain in effect which restrains or prohibits the making or consummation of the Exchange Offer or, in the sole judgment of the Company, has any of the effects set forth in clauses (i)-(iv) of paragraph (a) above.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such condition or may be waived by the Company in whole or in part at any time or from time to time in its sole discretion. If any of the foregoing events shall have occurred, the Company may (i) terminate the Exchange Offer and return the Preferred Stock to the Holders who tendered it; (ii) extend the Exchange Offer, and retain all tendered Preferred Stock until the expiration of the Exchange Offer, subject, however, to the rights of Holders thereof to withdraw such Preferred Stock in the manner provided herein (see " -- Withdrawal Rights"); or
(iii) waive the unsatisfied conditions with respect to the Exchange Offer and accept all Preferred Stock tendered therein.

EXPIRATION TIME; AMENDMENTS; WAIVERS; DELAYS

     The term "Expiration Time" means 5:00 P.M., Eastern Daylight Savings time, on November 28, 1997, unless the Company, in its sole discretion, extends the period during which the Exchange Offer is open, in which event the term "Expiration Time" shall mean the latest time and date on which the Exchange Offer, as so extended by the Company, shall expire. The Company expressly reserves the right to extend the period of time during which the Exchange Offer is open at any time and from time to time by written notice of such extensions to the Holders.

     The Company reserves the right to waive any and all conditions to the Exchange Offer. The Company expressly reserves the right, in its sole discretion at any time or from time to time, and regardless whether or not any of the events set forth under " -- Conditions of the Offer" shall have occurred or shall have been determined by the Company to have occurred, to decrease the number of shares of Preferred Stock that the Company is willing to accept for exchange pursuant hereto, to increase or decrease the number of shares of Common Stock being offered in exchange for each share of Preferred Stock and to make any other changes in the terms and conditions of the Exchange Offer. Any such waiver, extension, increase, decrease or amendment (i) may be made only by written notice to the Holders, and (ii) shall be equally applicable to all Holders, whether or not such Holders have previously tendered.

     Subject to the applicable rules and regulations of the Commission and except as set forth above, the Company also reserves the right, in its sole discretion, at any time or from time to time, (1) to delay acceptance for exchange of or, regardless of whether such shares of Preferred Stock were theretofore accepted for exchange, exchange shares of Common Stock for any shares of Preferred Stock or to terminate the Exchange Offer and not accept for exchange any shares of Preferred Stock not theretofore accepted for exchange in the event that any of the conditions set forth under "Conditions of the Offer" shall not have been satisfied, and (2) at any time or from time to time, to waive any condition or otherwise amend the Exchange Offer in any respect by giving written notice of such delay, termination or amendment to the Holders. If the Company accepts any shares of Preferred Stock for exchange pursuant to the terms of the Exchange Offer, it will promptly exchange shares of Common Stock for all shares of Preferred Stock so accepted for exchange.

ACCEPTANCE FOR EXCHANGE AND DELIVERY OF COMMON STOCK

     For purposes of the Exchange Offer, the Company will be deemed to have accepted for exchange and purchased tendered shares of Preferred Stock if, as and when the Company gives written notice to the Holders of its acceptance for exchange of the tender of such shares of Preferred Stock. Shares of Preferred Stock will not be accepted for exchange after the Expiration Time.

     The Company will arrange for the appropriate number of shares of Common Stock deliverable upon the Exchange to be mailed to Holders of shares of Preferred Stock that are accepted for exchange (unless otherwise instructed in the Letter of Transmittal) as promptly as practicable following the acceptance of such shares of Preferred Stock for exchange.

     If certain events occur, the Company may not be obligated to accept the Preferred Stock for exchange pursuant to the Exchange Offer. See "Conditions of the Exchange Offer."

     Tendering Holders of Preferred Stock will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the tendering of the Preferred Stock pursuant to the Exchange Offer.

     If any tendered Preferred Stock is not accepted for exchange pursuant to the Exchange Offer for any reason set forth herein, such unaccepted Preferred Stock will be returned, without expense to the tendering Holder as promptly as practicable following the termination of the Exchange Offer.

     The Company does not expect to change the exchange ratio of Common Stock for Preferred Stock being offered hereunder, but if the consideration offered in the Exchange Offer is changed, the Company will give notice thereof to all Holders of Preferred Stock and will keep the Exchange Offer open for at least ten business days from the date that notice of such change is first sent or given to such Holders. In any event, all tendering Holders of the Preferred Stock will be given the same consideration for their Preferred Stock regardless of when they tender.

PROCEDURE FOR TENDERING SECURITIES

     The acceptance by a Holder of Preferred Stock of the Exchange Offer pursuant to the procedures set forth below will constitute an agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     To be effectively tendered pursuant to the Exchange Offer, the Preferred Stock, together with a properly completed Letter of Transmittal (or a manually signed facsimile thereof), duly executed by the Holder thereof, and any other documents required by the Letter of Transmittal, must be received by the Company at its address set forth on the last page of this Exchange Offer and certificates for tendered Preferred Stock must be received by the Company at such address on or prior to the Expiration Time.

     Only a Holder of Preferred Stock may tender such Preferred Stock in the Exchange Offer. The term "Holder" with respect to the Exchange Offer means any person in whose name Preferred Stock is registered on the books of the Company or any person who has obtained a properly completed stock power from the registered Holder.

     Any beneficial owner whose Preferred Stock is registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered Holder promptly and instruct such registered Holder to tender on his behalf. If such beneficial owner wishes to tender on his own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering his Preferred Stock, either make appropriate arrangements to register ownership of the Preferred Stock in such owner's name or obtain a properly completed stock power from the registered Holder. The transfer of registered ownership may take considerable time.

     Signatures on a Letter of Transmittal or a notice of withdrawal of tender of Preferred Stock, as the case may be, must be guaranteed by an Eligible Institution (as defined herein) unless the

Preferred Stock tendered pursuant thereto is tendered (i) by a registered Holder who has not completed any of the boxes entitled "Special Tender Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that any such signature is required to be guaranteed, such guarantee must be by a firm that is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office in the United States (an "Eligible Institution").

     If the Letter of Transmittal is signed by a person other than the registered Holder of any certificate(s) listed therein, such certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered Holder or Holders appear on the certificate(s).

     If the Letter of Transmittal or any certificates or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.

     Although it does not expect to do so, in the event that the Company should change the exchange ratio of Common Stock offered for Preferred Stock, such changed consideration will be paid to all Holders whose Preferred Stock is accepted in the Exchange Offer, including those shares tendered before the announcement of the change. If such exchange ratio is changed, the Exchange Offer will remain open at least ten (10) business days from the date the Company first gives notice of such change.

     The method of delivery of Preferred Stock and other documents to the Company is at the election and risk of the Holder, but if such delivery is by mail it is suggested that the Holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Time to permit delivery to the Company before the Expiration Time. The time of tender shall be upon delivery of such documents to the Company.

     Except as provided below, unless the shares of Preferred Stock being tendered are deposited with the Company at or prior to the Expiration Time (accompanied by a properly completed and duly executed Letter of Transmittal), the Company may, at its option, reject such tender.

     All questions as to the form of documents and the validity, eligibility (including time of receipt), acceptance for payment and withdrawal of tendered shares of Preferred Stock and revocations will be determined by the Company, in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of shares of Preferred Stock determined by it not to be in proper form or the acceptance for exchange or exchange for which, in the opinion of the Company's counsel, may be unlawful. The Company also reserves the right to waive any conditions of the Exchange Offer or any defects or irregularities in the tender of particular Preferred Stock. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding. Unless waived, any irregularities in connection with the tenders must be cured within such time as the Company shall determine. Neither the Company nor any other person shall be under any duty to give notification of any defects or irregularities in such tenders or shall incur any liabilities for failure to give such notification. Tenders of such Preferred Stock will not be deemed to have been made until such irregularities have been cured or waived. Any Preferred Stock received by the Company that is not properly tendered as to which the irregularities have not been cured or waived will be returned by the Company to the tendering Holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Time.

WITHDRAWAL RIGHTS

     Preferred Stock tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Time. To be effective, a written or facsimile transmission notice of withdrawal must (i) be timely received by the Company at its address specified on the last page of this Exchange Offer on or prior to the Expiration Time, (ii) specify the name of the Holder who tendered the Preferred Stock, (iii) contain a description of the Preferred Stock to be withdrawn, the certificate number(s) shown on the particular certificate(s) evidencing such Preferred Stock originally tendered and the aggregate number of shares of Preferred Stock originally tendered, and (iv) be signed by the Holder of such Preferred Stock in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Preferred Stock. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution unless such Preferred Stock has been tendered for the account of an Eligible Institution. If the Preferred Stock to be withdrawn has been delivered or otherwise identified to the Company, a signed notice of withdrawal is effective immediately upon written or facsimile transmission even if physical delivery thereof is not yet effected. In addition, such notice must specify, in the case of Preferred Stock tendered by delivery of certificates for such Preferred Stock, the name of the registered Holder (if different from that of the tendering Holder) to be credited with the withdrawn Preferred Stock.

     Withdrawals may not be rescinded, and any Preferred Stock withdrawn will thereafter be deemed not validly tendered for purposes of the Exchange Offer. However, properly withdrawn Preferred Stock may be retendered by following one of the procedures described in "Procedures for Tendering Securities" above at any time at or prior to the Expiration Time.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. Neither the Company nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liabilities for failure to give any such notification.



                     CERTAIN SECURITIES LAW CONSIDERATIONS

     All 1,744 outstanding shares of Preferred Stock were issued by the Company in 1990 upon the automatic conversion of a series of the Company's convertible subordinated debentures. These debentures, in turn, were issued by the Company in 1989 in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), by virtue of the exemption provided therefrom by Section 4(2) of the Securities Act for transactions constituting a private placement. By virtue of this historical origin, the certificates representing the Preferred Stock have "restrictive" legends thereupon providing that the Preferred Stock may only be resold by its holder pursuant to an effective registration under the Securities Act or pursuant to any exemption from registration thereunder. A sale of Preferred Stock to the Company pursuant to this Exchange Offer would also be an exempt transaction.

     The Common Stock that would be issued upon the exchange of Preferred Stock pursuant to this Exchange Offer would be offered and sold pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act for "any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange." Therefore, the offer and sale of Common Stock by the Company made by virtue of the Exchange Offer does not need to be, and has not been, registered under the Securities Act.

     Because the offer and sale of Common Stock to Holders hereunder is not registered under the Securities Act, Common Stock acquired by a Holder upon the Exchange would be "restricted" under the Securities Act, and would be issued with the following restrictive legend (which is similar to the legend currently set forth on the certificates representing the Preferred Stock):

          The securities represented hereby have not been registered under the Securities Act of 1933. They may not be sold, offered for sale, pledged, hypothecated or otherwise disposed of unless there is in effect a registration statement or the Company shall have been furnished with an opinion of counsel satisfactory to the Company, in form and substance satisfactory to the Company, that such sale, offer for sale, pledge, hypothecation or other disposition does not violate the provisions of such Act.

     However, for purposes of Rule 144 promulgated under the Securities Act ("Rule 144"), Holders acquiring Common Stock pursuant to the Exchange will be allowed to "tack" the number of years that they held the Preferred Stock (and the debentures converted thereinto) to the number of years they hold the Common Stock for purposes of satisfying Rule 144's holding requirements. Therefore, all Holders who received their Preferred Stock prior to October of 1995 (which, to the Company's knowledge, is all of the Holders) would, upon the issuance of Common Stock in the Exchange, be deemed to have held the Common Stock received by them for Rule 144 purposes for more than two years. This, in turn, means that non-affiliates of the Company (everyone other than officers, directors and 10% stockholders) would, pursuant to Rule 144(k), be entitled to sell the Common Stock received in the Exchange without restriction, and affiliates of the Company would, pursuant to the other requirements of Rule 144 (including without limitation the requirement to timely file a Form 144), be entitled to sell in any three month period at least that number of shares of Common Stock equal to 1% of the number of outstanding shares of Common Stock.

     In order for the offer and sale of Common Stock to be exempt from registration under the blue sky laws of the State of California, each Holder resident and/or situate in California who elects to exchange some or all of such Holder's shares of Preferred Stock for shares of Common Stock must represent to the Company that such Holder is purchasing the Common Stock acquired upon the Exchange for the Holder's own account (or a trust account if the Holder is a trustee) and not with a view to or for sale in connection with any distribution of the security. By signing the Letter of Transmittal, each Holder participating in the Exchange resident and/or situate in California is making such a representation.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     THE FOLLOWING IS A GENERAL DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO HOLDERS WHO EXCHANGE PREFERRED STOCK FOR COMMON STOCK IN THE EXCHANGE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER IN LIGHT OF HIS OR HER PERSONAL INVESTMENT CIRCUMSTANCES OR TO CERTAIN TYPES OF HOLDERS SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS (FOR EXAMPLE, LIFE INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, FOREIGN CORPORATIONS AND INDIVIDUALS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES) AND DOES NOT DISCUSS ANY ASPECT OF STATE, LOCAL OR FOREIGN TAXATION. THE DISCUSSION IS LIMITED TO HOLDERS WHO HAVE HELD THE PREFERRED STOCK AS "CAPITAL ASSETS" AND WHO WILL HOLD THE COMMON STOCK AS "CAPITAL ASSETS" WITHIN THE MEANING OF SECTION 1221 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"). THIS DESCRIPTION IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS BASED UPON THE CURRENT PROVISIONS OF THE CODE, THE TREASURY REGULATIONS PROMULGATED THEREUNDER, AND JUDICIAL AND ADMINISTRATIVE INTERPRETATIONS THEREOF, ALL AS IN EFFECT ON THE DATE HEREOF AND ALL OF WHICH ARE SUBJECT TO CHANGE, POSSIBLY ON A RETROACTIVE BASIS. EACH HOLDER OF PREFERRED STOCK SHOULD CONSULT SUCH HOLDER'S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE EXCHANGE OFFER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

IN GENERAL

     The Exchange of the Company's Preferred Stock for Common Stock will qualify as a recapitalization under Section 368(a)(1)(E) of the Code (a "Recapitalization"). Generally, a stockholder does not recognize gain or loss pursuant to an exchange of preferred stock solely for common stock pursuant to a Recapitalization. If, however, (i) dividends are in arrears on the preferred stock surrendered and (ii) the fair market value of the common stock received in the exchange exceeds the issue price of the preferred stock, then the receipt by a stockholder of common stock will be treated as a distribution with respect to the preferred stock to the extent of the lesser of such excess over the issue price and the amount of dividends in arrears (a "Distribution"). Because there are dividends in arrears on the Preferred Stock and the Company expects the fair market value of the Common Stock to exceed the issue price of the Preferred Stock, a portion of the Common Stock received by Holders in the Exchange will be treated as a Distribution. Each Holder participating in the Exchange will be required to treat such Distribution as a return of capital to the extent of the Holder's basis in the Preferred Stock and as capital gain to the extent the Distribution exceeds the Holder's basis in the Preferred Stock.

BASIS AND HOLDING PERIOD FOR COMMON STOCK

     Each Holder exchanging Preferred Stock for Common Stock will have a bifurcated tax basis in the Common Stock received in the Exchange. The tax basis of the Common Stock treated as a Distribution will be equal to its fair market value on the date that the Holder's tender is accepted. The holding period for such stock for tax purposes (although not for purposes of Rule 144 under the Securities Act (see "Certain Federal Securities Law Considerations") shall begin on the date of the Exchange. The tax basis of the remaining Common Stock will be the same as the adjusted basis of the Preferred Stock exchanged therefor, which will have been decreased (but not below zero) by the fair market value of the Common Stock treated as a Distribution. The holding period for the remaining Common Stock treated as received in exchange for Preferred Stock for tax purposes will include the holding period for such Preferred Stock.

EXAMPLE

     The following example provides an illustration of the potential tax consequences to a Holder exchanging Preferred Stock for Common Stock in the Exchange. This illustration is for informational purposes only and does not reflect the specific situation or consequences of each or any Holder.

     Assume the following facts: (i) Stockholder A tenders one share of Preferred Stock with an issue price and basis equal to $250 in exchange for 125 shares of Common Stock. The Common Stock has a fair market value of $6 per share as of the date of the exchange. (The original issue price of the Preferred Stock was $250 and, as of the date of this exchange offer, the most recent quote for the Common Stock was approximately $6 per share.) (ii) The Preferred Stock has dividends in arrears in the amount of $185.625. (The dividends in arrears on each share of Preferred Stock is $185.625 as of the date of this Exchange Offer.) (iii) The Company has negative retained earnings at the time of the Exchange. (As of July 31, 1997, the Company had an Accumulated Earnings Deficit in excess of $5.8 million).

     Based on the foregoing, A will be treated as receiving 30.9 shares of Common Stock (which have a fair market value of $185.625 (which value is equal to the lesser of (i) the excess of the fair market value of the Common Stock over the issue price of the Preferred Stock and (ii) the dividends in arrears))
as a distribution with respect to his Preferred Stock.   This distribution will
be treated as a return of capital to the extent of A's basis in the Preferred Stock ($250) and as capital gain thereafter. Because the basis of the Preferred Stock exceeds the dividends in arrears, A will not recognize any gain on this transaction. A's original basis in the Preferred Stock ($250) will be reduced by the fair market value of the distribution to $64.375. A will have a basis in each of the

30.9 distributed shares of Common Stock equal to its fair market value of $6.00 and a holding period beginning on the date of the distribution.

     The remaining 94.1 shares received by A will be treated as received in exchange for the Preferred Stock pursuant to a tax-free recapitalization. These shares will have an aggregate basis equal to the remaining basis in the Preferred Stock ($64.375, or approximately $0.684 per share) and a holding period that will include the holding period of the Preferred Stock.

TREATMENT OF THE COMPANY

     A corporation is not subject to taxation upon the issuance or reacquisition of its own stock. Therefore, the Company will not recognize gain or loss as a result of the Exchange.


                                   NO AGENTS

     The Company has not retained any dealer manager, depository, information or other agent of any type (other than the Company's legal counsel) with respect to this Exchange Offer. All deliveries, correspondence and questions relating to this Exchange Offer should be directed to the address or telephone number for the Company set forth on the last page of this Exchange Offer.

                                 MISCELLANEOUS

     The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) Holders of Preferred Stock in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, in its sole discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to Holders of Preferred Stock in such jurisdiction.

     No person has been authorized to give any information or make any representation on behalf of the Company not contained in this Exchange Offer or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

     Directors, officers and regular employees of the Company (who will not be specifically compensated for such services) may contact Holders of Preferred Stock by mail, telephone, telex, telegraph and personal interviews regarding the Exchange Offer.

     Facsimile copies of the Letter of Transmittal will be accepted if manually signed. The Letter of Transmittal and Preferred Stock and any other required documents should be sent by each holder of Preferred Stock or his broker, dealer, bank or other nominee to the Company at the address set forth below.

     Any questions or requests for assistance or additional copies of this Exchange Offer, the Letter of Transmittal and the Schedule 13E-4 may be directed to the Company at the address and telephone number set forth below.


                         TRANSNATIONAL INDUSTRIES, INC.
                                  P.O. BOX 198
                                  U.S. ROUTE 1
                        CHADDS FORD, PENNSYLVANIA 19317
                                 (610) 459-5200
                           ATTENTION:  PAUL L. DAILEY



September 26, 1997